Westport™

ANNUAL GENERAL MEETING FOR WESTPORT INNOVATIONS INC.

NOTICE & ACCESS NOTIFICATION TO SHAREHOLDERS

WHEN	WHERE
Tuesday, June 28, 2016 10:00 a.m. (Pacific Time)	Westport Innovations Inc. 1750 West 75th Avenue, Suite 101 Vancouver, British Columbia

You are receiving this notification as Westport Innovations Inc. ("**Westport**") has decided to use the notice-and-access model for delivery of meeting materials to its beneficial shareholders. Under notice-and-access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Westport's meeting. However, instead of a paper copy of the Information Circular (as defined below), shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Please review the Information Circular prior to voting.

BUSINESS OF THE MEETING

Shareholders will be asked to consider and vote on the following matters:

1. Receipt of 2015 Financial Statements: the receipt of the audited consolidated financial statements of Westport for the year ended December 31, 2015, together with the auditors' report on those statements. Information respecting the receipt of 2015 financial statements may be found in the "Matters to be Acted Upon – Receipt of 2015 Financial Statements" section of the Information Circular.
2. Election of directors: the election of directors of Westport for the next year. Information respecting the election of directors may be found in the "Matters to be Acted Upon - Election of Directors" section of the Information Circular.
3. Appointment of auditors: the appointment of auditors for Westport for the next year and the authorization of the directors to fix their remuneration. Information respecting the appointment of KPMG LLP may be found in the "Matters to be Acted Upon - Appointment of Auditors" section of the Information Circular.

The specific details of the matters are set forth in the Management Information Circular dated May 19, 2016 (the "**Information Circular**"). Shareholders are reminded to review the meeting materials prior to voting.

BENEFICIAL HOLDERS

Beneficial Holders are asked to register their vote by using the one of the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

www.proxyvote.com

1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH). The voting instruction form may also be returned by mail in the envelope provided.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Materials can be viewed online at www.sedar.com or at the following internet address: www.westport.com/company/investors/financial

QUESTIONS

Shareholders with questions about Westport's Annual General Meeting, or about notice-and-access, can reach Westport's Investor Relations team at 1-844-718-2046 or invest@westport.com.

PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request that paper copies of the meeting materials be sent to them by postal delivery at no cost by dialing 1-844-718-2046.

Requests must be received by no later than Tuesday, June 14, 2016 in order to receive the meeting materials in advance of the meeting date. Requests for meeting material may be made up to one year from the date the Information Circular was filed on SEDAR.

By order of the Board of Directors of Westport Innovations Inc.,

David R. Demers
Chief Executive Officer
May 19, 2016